Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Friday September 06, 2024

The +securities the subject of this notification are:

Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDS	ORDINARY FULLY PAID	32,307	04/09/2024

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

6/9/2024

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:

securities that have already been quoted on ASX (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 38

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

A transfer of existing +securities

The underlying securities being received by the holder are:

Already quoted by ASX

Existing +securities converting into an existing class

FROM (Existing Class)

ASX +Security code and description

WDSAF: SWEP EQUITY RIGHTS

TO (Existing Class)

ASX +Security code and description

WDS : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted

32,307		4/9/2024

Is this all of the options or other +convertible securities on issue of that type?

No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates who are exercising options or converting +convertible securities.

Name of KMP	Name of registered holder	Number of +securities

Graham Tiver	Graham Tiver	32,307

Date the +securities the subject of this notification were issued/transferred

4/9/2024

Any other information the entity wishes to provide about the +securities the subject of this notification

SWEP Equity Rights under the Supplementary Woodside Equity Plan, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the rights. The key terms of the SWEP Equity Rights can be found in Woodside’s Annual Report, available here: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2023-annual-report/2023-annual-report.pdf?sfvrsn=964007ef_17. See remuneration report on pages 80-104 and Note E.2(c) in the notes to financial statements.

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Issue details

Number of +securities

32,307

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	173,718

WDSAE : WEP EQUITY RIGHTS	8,993,085

WDSAB : PERFORMANCE RIGHTS	1,402,629

WDSAF : SWEP EQUITY RIGHTS	1,493,559

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